CONSENT OF AUTHOR

March 20, 2019

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan, Securities Division
Manitoba Securities Commission
Autorité des marches financiers
Ontario Securities Commission
Financial and Consumer Services Commission of New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Government of Newfoundland and Labrador
B2Gold Corp.

Dear Sirs/Mesdames:

Re:	Filing of Technical Report by B2Gold Corp.

The undersigned is responsible for preparing or supervising the preparation of the technical report titled "Otjikoto Gold Project, Province of Otjozondjupa, Republic of Namibia" dated March 19, 2019 (the "Technical Report").

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes the consent of the undersigned to the public filing of the Technical Report and to the inclusion of extracts from, or a summary of, the Technical Report in the Annual Information Form of B2Gold Corp. dated March 20, 2019 (the "AIF").

The undersigned also confirms that the undersigned has read the AIF and that the AIF fairly and accurately represents the information in the Technical Report for which the undersigned is responsible and that the Technical Report supports the AIF.

Yours truly,

"Tom Garagan"
Tom Garagan, P.Geo.